Exhibit 8.1

Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

Subsidiaries	Jurisdiction of incorporation or organization
Zhongjin International Limited	Hong Kong
Erhua Medical Technology (Changzhou) Co., Ltd.	PRC
Zhongjin Medical Equipment (Guangxi) Co., Ltd.	PRC
Zhongjin Medical Equipment (Anhui) Co., Ltd.	PRC
VIE
Changzhou Zhongjin Medical Co., Ltd.	PRC
VIE’s Subsidiaries
Zhongjin Medical (Taizhou) Co., Ltd.	PRC
Changzhou Zhongjin Jing’ao Trading Co., Ltd.	PRC
Zhongjin Kangma Information Technology (Jiangsu) Co., Ltd.	PRC
Zhongjin Kangma Health Technology (Shanghai) Co., Ltd.	PRC